EDAP TMS S.A. APPOINTS HUGUES DE BANTEL AS PRESIDENT OF TECHNOMED MEDICAL SYSTEMS

Vaulx-en-Velin, France, September 17, 2002-- EDAP TMS S.A. (Nasdaq: EDAP). EDAP TMS today announced the appointment of Hugues de Bantel as president of Technomed Medical Systems S.A., based in Lyon, France. On July 30, 2002, the Company announced that its new corporate structure would be organized into two divisions: the High Intensity Focused Ultrasound ("HIFU") division, EDAP S.A., and the urology devices and services division, Technomed Medical Systems S.A. At that time Antoine Tetard, previously COO of EDAP TMS S.A., was appointed president of EDAP S.A

Mr. de Bantel joined the company in 1996, and has held various sales and management positions in the Company's Asia-Pacific region, most notably creating the Company's subsidiary in Malaysia. Recently, Mr. de Bantel served as president of the Company's subsidiary in Japan.

Commenting on the appointment, Chairman and CEO Philippe Chauveau said, "I am very pleased that we were able to appoint two proven leaders, with many years of management experience in EDAP, as the presidents of our two divisions."

Separately, the Company appointed Shuzo Nagahisa, to replace Mr. de Bantel, as president of the Company's subsidiary in Japan. Mr. Nagahisa, a Chemical Engineer, progressed through various general management, sales, marketing and quality positions over his 25 year career, including 14 years at G.E. Plastics, Japan. Marc Abela, Vice-President & Sales Director, of EDAP's Japanese subsidiary will report to Mr. Nagahisa.

Reporting to Mr. de Bantel are the Company's subsidiaries which are headed by: Young Hwan Park, president of the Korean susidiary; Marc Oczachowski, managing director of the Malaysian subsidiary; and Timothy Heyer, general manager of the USA subsidiary. As part of the new corporate structure, director of manufacturing Philippe Chapuis, director of customer service/support Vincent Pasquier, and director of quality and regulatory affairs Philippe Scuiller, will also report to Mr. de Bantel.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.